SEC
Mail Processing
Section

MAR 04 2014

Washington DC
405

14040181

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42370

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Starshak Winzenburg & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 West Monroe Street, Suite 2530
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Starshak (312) 444-9367
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pasquesi Sheppard LLC
(Name – *if individual, state last, first, middle name*)

585 Bank Lane	Lake Forest	IL	60045
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Starshak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Starshak Winzenburg & Co., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DANICA MUNSON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/12/17

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PASQUESI SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

STARSHAK WINZENBURG & CO.

FINANCIAL STATEMENTS
DECEMBER 31, 2013

TOGETHER WITH AUDITOR'S REPORT

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT AUDITOR

BOARD OF DIRECTORS
STARSHAK WINZENBURG & CO.
CHICAGO, ILLINOIS

We have audited the accompanying financial statements of STARSHAK WINZENBURG & CO. (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STARSHAK WINZENBURG & CO. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC
Lake Forest, Illinois
February 24, 2014

STARSHAK WINZENBURG & CO.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents		$ 76,701
Accounts receivable		3,900
Prepaid expenses		9,124
Total current assets		$ 89,725
FIXED ASSETS:		
Office equipment	$ 51,199	
Less — Accumulated depreciation	(48,154)	3,045
OTHER ASSETS:		
FINRA and security deposits		6,749
Total assets		$ 99,519

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable		$ 7,257
Accrued expenses		6,250
Deferred rent		1,965
Total current liabilities		$ 15,472
LONG-TERM LIABILITIES:		
Deferred rent		15,009
STOCKHOLDER'S EQUITY:		
Common stock –		
5,000 shares authorized with no par value;		
1,000 shares issued and outstanding	$ 50,500	
Additional paid-in capital	827,917	
Retained deficit	(809,379)	69,038
Total liabilities and stockholder's equity		$ 99,519

The accompanying notes are an integral part of this financial statement.

STARSHAK WINZENBURG & CO.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUE:		
Investment banking revenue and advisory fees		$ 192,100
Rental income		18,000
Total revenue		$ 210,100
OPERATING EXPENSES:		
Salaries, wages and staffing expenses	$ 207,922	
Payroll taxes and expenses	13,633	
Insurance	33,498	
Occupancy expense	56,912	
Computer and office supplies	2,816	
Depreciation	2,846	
Telephone	8,570	
Postage and delivery	912	
Dues and subscriptions	44,566	
Professional fees	20,529	
Regulatory fees, taxes and license expenses	9,994	
Education meetings and expenses	4,685	
Travel expenses	15,456	
Advertising	2,617	
Meals and entertainment	18,342	
Donations	5,200	448,498
Net loss		$ (238,398)

The accompanying notes are an integral part of this financial statement.

STARSHAK WINZENBURG & CO.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2013	$ 50,500	$ 557,917	$ (570,981)	$ 37,436
Contributions	-	270,000	-	270,000
Net loss	-	-	(238,398)	(238,398)
Balances at December 31, 2013	$ 50,500	$ 827,917	$ (809,379)	$ 69,038

The accompanying notes are an integral part of this financial statement.

STARSHAK WINZENBURG & CO.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(238,398)
Adjustments to reconcile net loss to net cash used for operating activities —		
Depreciation		2,846
Impact from changes in cash and cash equivalents —		
Accounts receivable		(3,900)
Prepaid expenses		2,706
Other assets		(1,117)
Accounts payable		(3,136)
Accrued expenses		4,216
Deferred rent		16,974
Client deposits		(1,500)
Net cash used for operating activities	$	(221,309)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions to additional paid-in capital		270,000
NET INCREASE IN CASH	$	48,691
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		28,010
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	76,701

The accompanying notes are an integral part of this financial statement.

(1) DESCRIPTION OF COMPANY AND SIGNIFICANT ACCOUNTING POLICIES:

Description of Company –

Starshak Winzenburg & Co. (the Company) is a private investment banking company that provides financial advisory services. Assignments include corporate finance engagements in which companies seek to raise debt and equity capital, restructure current obligations, acquire or divest assets, or request assistance with other financial issues. The Company also assists governmental and not-for-profit organizations in securities transactions and restructuring obligations. The Company is a member of the Financial Industry Regulatory Authority, the Municipal Securities Rulemaking Board, and the Securities Investor Protection Corporation and is a registered broker/dealer with the Securities and Exchange Commission.

Income Recognition –

Investment banking revenue includes fees arising from securities offerings in which the Company offers advisory services and fees earned from merger-and-acquisition and financial restructuring advisory services. The Company also provides other financial services, such as providing financial fairness opinions and constructing specialized financial models for clients. Rental income is generated from sub-leased real property. All sales are recorded on settlement date. Advisory fees and rental income are recognized as earned.

Cash and Cash Equivalents –

For purposes of the statement of cash flows, the Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Financial Instruments –

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables. The Company maintains cash accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses and management believes it is not exposed to any significant credit risk on cash.

The Company derived 67% of its sales from three clients for the year ended December 31, 2013.

Accounts Receivable –

Management closely monitors outstanding accounts receivable and charges off to expense any past due balances that are determined uncollectible. The Company deems accounts past due based on their contractual terms. An allowance for doubtful accounts may be recorded based on management's estimate of the receivables that will be collected based on historical experience. At December 31, 2013, management determined that no allowance for doubtful accounts was necessary.

Fixed Assets –

Fixed assets are stated at cost. Depreciation is calculated over the estimated useful lives of the assets using the straight-line method. The estimated useful life of office equipment not fully depreciated is three to seven years, depending on the asset.

Income Taxes –

The Company has elected to be treated as an S Corporation under the Internal Revenue Code. Accordingly, there is no provision for federal or state income taxes since such taxes are the liability of the individual stockholder.

The State of Illinois imposes a 1.5% replacement tax on the taxable earnings of S Corporations. At December 31, 2013, the Company has an Illinois net operating loss carry forward for tax purposes as follows:

	Amount	Expires
2006	$ 73,000	2018
2007	208,000	2019
2008	84,000	2020
2009	90,000	2021
2010	88,000	2022
2011	185,000	2023
2012	198,000	2024
2013	235,000	2025
	$ 1,161,000	

The net operating loss carry forward represents a deferred tax asset of approximately $17,000. Due to the uncertainty of future realization of this asset, a 100% valuation allowance was recorded against it at December 31, 2013.

U.S. generally accepted accounting principles (GAAP) imposes a threshold for determining when uncertain tax positions should be disclosed or recorded. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions in income tax returns. Management has determined that all of the Company's tax positions have a greater than 50% chance of being sustained if a taxing authority were to examine the positions. As such, management has not disclosed or recorded any uncertain tax positions in the financial statements.

The Company's federal income tax returns prior to 2010 are closed. State jurisdictions have statutes of limitations that generally range from three to five years.

Use of Estimates –

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(2) LEASE COMMITMENT:

The Company leases its office and storage facilities under a non-cancelable operating lease which expires on May 31, 2018. Under the terms of the lease, the Company received rent abatement for the first five months. After the rent abatement period, rent is set at $3,548 per month with annual increases of approximately 3%. The Company is also responsible for a pro rata share of real estate taxes and operating expenses. Future minimum rent payments are as follows:

2014	$ 43,229
2015	44,346
2016	45,464
2017	46,581
2018	19,603
	$ 199,223

Rent expense, including taxes and expenses, was $56,056 in 2013.

(3) NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (the FINRA rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2013, the Company had net capital (as defined under Rule 15c3-1) of $46,020 which was $41,020 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital at December 31, 2013 was 66%. These amounts are not materially different from the unaudited amounts submitted in the FOCUS report for the year ended December 31, 2013.

(4) RESCISSION OF ISSUED SHARES:

On February 7, 2014, the sole shareholder and director of the Company executed a resolution which rescinded the Company's issuance of shares from 2007 to 2013 and caused the capital contributions which were made to the Company during those years to be recorded as additional paid-in capital without the issuance of shares.

On January 1, 2013, without regard to the rescission described above, the Company had 3,868 shares issued and outstanding. Due to the rescission of shares described above, the total number of shares issued and outstanding was reduced to 1,000 at December 31, 2013.

(5) SUBSEQUENT EVENTS:

The Company's management has performed an analysis of activities and transactions subsequent to December 31, 2013, to determine the need for any adjustments to and/or disclosures within the audited financial statements for the year then ended. Management has performed their analysis through February 24, 2014, the date which the financial statements were available to be issued.

As described in Note 4, the Company rescinded the issuance of some outstanding shares subsequent to year end.

STARSHAK WINZENBURG & CO.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

NET CAPITAL:		
Total stockholder's equity from statement of financial condition	$	69,038
Deduction and/or charges —		
Nonallowable assets from statement of financial condition:		
Petty cash	$	200
Accounts receivable		3,900
Prepaid expenses		9,124
Fixed assets, net		3,045
FINRA and security deposits		6,749
Total nonallowable assets	$	23,018
Net capital	$	46,020
AGGREGATE INDEBTEDNESS:		
Total aggregate indebtedness liabilities from statement of financial condition	$	30,481
Percentage of aggregate indebtedness to net capital		66%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital requirement (6 - 2/3% of total aggregate indebtedness)	$	2,032
Minimum dollar net capital requirement of reporting broker	$	5,000
Net capital requirement (greater of minimum net capital or minimum dollar net capital)	$	5,000
Excess net capital (net capital less required net capital)	$	41,020
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	40,020

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2013.

The accompanying notes are an integral part of this schedule.

STARSHAK WINZENBURG & CO.

SCHEDULE II

REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

The schedules for Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 are inapplicable to Starshak Winzenburg & Co. because the Company is exempt under the exemptive provision section of Rule 15c3-3(k)(2)(i), (Special Account For the Exclusive Benefit of Customers Maintained).

The Company complied with the conditions of the exemption during the audit period.

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

STARSHAK WINZENBURG & CO.

REPORT ON INTERNAL CONTROL
DECEMBER 31, 2013

(FILED PURSUANT TO SEC RULE 17a-5)

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

BOARD OF DIRECTORS
STARSHAK WINZENBURG & CO.
CHICAGO, ILLINOIS

In planning and performing our audit of the financial statements of STARSHAK WINZENBURG & CO. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

585 BANK LANE • LAKE FOREST, ILLINOIS 60045 • 847-234-5000 • FAX: 847-234-1110 • www.ps-cpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified deficiencies in internal control that we consider to be significant deficiencies, and communicated these in writing to management and those charged with governance on February 24, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC
Lake Forest, Illinois
February 24, 2014